Exhibit 99.1

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(UNUDITAED)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2–3

Interim Condensed Consolidated Statements of Profit or Loss	4

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5

Interim Condensed Consolidated Statements of Changes in Shareholders Equity (Deficit)	6–7

Interim Condensed Consolidated Statements of Cash Flows	8–9

Notes to Interim Condensed Consolidated Financial Statements	10–40

- - - - - - - - - - -

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

USD in thousands

	June 30,	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,169	$3,522
Restricted cash and bank deposits	1,149	1,637
Trade receivables, net of allowance for credit losses of $926 and $1,113 at June 30, 2024 and December 31, 2023, respectively	9,118	9,867
Other assets	6,906	5,083
	18,342	20,109

NON-CURRENT ASSETS:
Long-term receivables	-	725
Long-term restricted deposit	163	151
Long-term deposit	140	177
Property and equipment, net	835	1,035
Right-of-use assets	2,016	2,510
Goodwill	2,380	2,467
Intangible assets, net	4,760	5,416
	10,294	12,481
	$28,636	$32,590

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (Cont.)

USD in thousands

	June 30,	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term loans	$12,224	$11,878
Convertible loans	16,690	14,449
Warrants liabilities	9,364	*6,047
Trade payables	7,796	9,867
Current maturities of lease liabilities	464	733
Current maturities of other liabilities	5,154	5,078
Other accounts payable	33,763	32,427
	85,455	80,479

NON-CURRENT LIABILITIES:
Long-term liabilities	172	147
Lease liabilities	1,521	1,712
Deferred tax liabilities	62	116
Net employee defined benefit liabilities	810	869
	2,565	2,844

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital and premium	123,907	103,386
Share options	10,918	10,918
Treasury shares	(1,230)	(1,230)
Other reserves	20,628	19,905
Accumulated deficit	(213,579)	(186,488)
	(59,356)	(53,509)

Non-controlling interests	(28)	2,776
Total shareholders’ equity (deficit)	(59,384)	(50,733)
	$28,636	$32,590

*	Reclassified. Refer to note 2(e)(1) for further information.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

USD in thousands, except share and per share data

	Six months ended June 30,
	2024	2023

Revenues	$15,708	$25,008
Cost of revenues	14,212	26,981

Gross profit (loss)	1,496	(1,973)

Research and development expenses, net	625	2,759
Sales and marketing expenses	2,648	4,616
General and administrative expenses	13,317	35,937
Other expenses (income), net	(63)	14,274
Operating loss	(15,031)	(59,559)

Finance income	(3,358)	(1,866)
Finance expenses	13,403	7,178

Loss before taxes on income	(25,076)	(64,871)
Taxes on income	230	85
Net loss from continuing operation	(25,306)	(64,956)
Net (loss) income from discontinued operation	(1,057)	470
Attributable to:
Equity holders of the Company	(27,091)	(65,476)
Non-controlling interests	728	990
	$(26,363)	$(64,486)

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share from continuing operation	$(1.21)	$(7.22)*
Basic net profit (loss) per share from discontinued operation	$(0.05)	$0.05 *
Diluted net profit (loss) per share from discontinued operation	$(0.05)	$0.04 *
Weighted average number of shares outstanding used in computation of basic profit or loss per share	20,894,876	8,998,452 *
Weighted average number of shares outstanding used in computation of diluted profit or loss per share	20,894,876	12,980,177 *

*)	Shares and per shares amounts have been retroactively adjusted to reflect the reverse share split at a ratio of 1:10 in December 2023.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

USD in thousands

	Six month ended June 30,
	2024	2023

Net loss from continuing operation	$(25,306)	$(64,956)
Net (loss) profit from discontinued operation	(1,057)	470
	(26,363)	(64,486)
Other comprehensive loss, net of taxes:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Foreign currency translation adjustments	2,003	1,692
Total other comprehensive income	2,003	1,692
Total comprehensive loss	(24,360)	(62,794)

Attributable to:
Equity holders of the Company	(25,037)	(63,897)
Non-controlling interests	677	1,103
	$(24,360)	$(62,794)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Reserve for transactions with non-controlling interests	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total shareholders’ equity (deficit)
	USD in thousands

Balance as of January 1, 2024	$103,386	$(1,230)	$10,918	$-	$24,165	$(670)	$(3,590)	$(186,488)	$(53,509)	$2,776	$(50,733)

Total loss								(27,091)	(27,091)	728	(26,363)
Other comprehensive loss							2,054		2,054	(51)	2,003

Total comprehensive income (loss)							2,054	(27,091)	(25,037)	677	(24,360)
Warrants exercise	6,092								6,092		6,092
Conversion of convertible loans	12,269								12,269		12,269
Issuance of shares and warrants, net of issuance expenses	2,160								2,160		2,160
Cost of share-based payment					1,956				1,956		1,956
Transactions with non-controlling interests				(3,287)					(3,287)	(3,481)	(6,768)

Balance as of June 30, 2024	$123,907	$(1,230)	$10,918	$(3,287)	$26,121	$(670)	$(1,536)	$(213,579)	$(59,356)	$(28)	$(59,384)

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED) (Cont.)

USD in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Warrants payable	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total shareholders’ equity (deficit)
	USD in thousands

Balance as of January 1, 2023	$81,620	$(1,230)	$10,291	$76	$18,172	$(762)	$(2,712)	$(99,042)	$6,413	$2,397	$8,810

Total loss								(65,476)	(65,476)	990	(64,486)
Other comprehensive loss							1,579	-	1,579	113	1,692

Total comprehensive income (loss)							1,579	(65,476)	(63,897)	1,103	(62,794)

Warrants exercise	286		(52)						234		234
Options exercise	2,637				(804)				1,833		1,833
Issuance of shares to Equity line of Credit (“ELOC’)	1,570								1,570		1,570
Issuance of shares and warrants related to the PIPE, net of issuance expenses	3,557								3,557		3,557
Issuance of shares and warrants	110		679	(76)					712		712
Issuance of shares related to RNER merger transaction	7,208								7,208		7,208
Cost of share-based payment					4,472				4,472		4,472

Balance as of June 30, 2023	$96,987	$(1,230)	$10,918	$-	$21,840	$(762)	$(1,133)	$(164,518)	$(37,898)	$3,500	$(34,398)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

USD in thousands

	Six months ended June 30,
	2024	2023

Cash flows from operating activities:

Net loss	$(26,363)	$(64,486)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	1,027	2,842
Financial liabilities recorded as listing expenses	-	7,648
Finance expenses related to convertible loans and warrants	8,628	4,558
Revaluation of liability to Legacy	-	(2,071)
Equity Line of Credit (“ELOC”)	-	1,570
Share listing expenses	-	12,312
Issuance of shares to consultants	2,160	-
Depreciation and amortization	1,136	6,117
Impairment of goodwill and intangible assets	-	3,702
Change in employee benefit liabilities, net	(28)	(21)
Change in deferred tax	(51)	-
Cost of share-based payment	1,956	4,472
	14,828	41,129

Changes in asset and liability items:
Decrease (increase) in trade receivables	410	9,229
Decrease (increase) in other assets	(412)	(3,543)
Increase (decrease) in trade payables	(1,755)	(1,868)
Decrease (increase) in inventories	-	931
Change in balances of government grants	30	(221)
Increase in other accounts payable	2,635	6,584
	908	11,112

Cash paid and received during the year for:

Interest paid, net	(158)	(258)
Taxes paid	-	(80)
	(158)	(338)
Net cash used in operating activities	$(10,785)	$(12,583)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Cont.)

USD in thousands

	Six months ended June 30,
	2024	2023

Cash flows from investing activities:

Withdrawal from restricted bank deposit	$421	$1,102
Investment in restricted bank deposit	-	(1,155)
Change in long-term deposits	31	-
Purchase of property and equipment	(15)	(210)
Disposals of property and equipment	26	-
Credit line to a related party	(895)	-

Net cash used in investing activities	(432)	(263)

Cash flows from financing activities:

Issuance of ordinary shares, net of issuance expenses	-	1,775
Short-term loans, net	154	1,432
Repayment of lease liabilities	(523)	(1,041)
Exercise of options and warrants	5,147	2,066
Receipt of short-term loans	-	721
Acquisition of non-controlling interest	(6,768)	-
Receipt of convertible loans	10,951	5,568

Net cash provided by financing activities	8,961	10,521

Exchange rate differences on cash and cash equivalents	(97)	1,058

Increase (decrease) in cash and cash equivalents	(2,353)	(1,267)
Cash and cash equivalents at the beginning of the period	3,522	3,994

Cash and cash equivalents at the end of the period	$1,169	$2,727

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:- GENERAL

a.	Operation

HUB Cyber Security Ltd. was incorporated under the laws of the State of Israel in 1984 and it’s headquarter is located in Tel-Aviv, Israel.

HUB Cyber Security Ltd. (formerly: Hub Cyber Security (Israel) Ltd.) (“the Company”) was incorporated under the laws of the State of Israel in 1984 and is engaged in developing and marketing quality management software tools and professional services solutions. The Company’s software tools aim to allow their users to scientifically predict system failures and prevent them during the design stage. The Company and its subsidiaries (“the Group”) are engaged in developing reliable quality assurance systems that support process and product enhancement. The Group’s main customers are organizations and institutions operating in the security, electronics, aviation, telecommunications, banking, and other sectors in Israel and worldwide. Following the merger between the Company and HUB Cyber Security Ltd (“HUB”), the Company also operates in the Confidential Computing and network security industry.

The Company’s ordinary shares have been listed on the Tel-Aviv stock exchange (TASE) since January 23, 2000 and began trading on Nasdaq Capital Market since March 1, 2023. The Company was delisted from TASE on February 28, 2023.

On May 20, 2024, the Company received a letter from Nasdaq regarding the Company’s failure to timely file the Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”), as required by Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”). The Form 20-F was filed on August 16, 2024.

b.	Merger between the Company and Mount Rainier Acquisition Corp.:

On March 23, 2022, the Company entered into a definitive business combination agreement (the “Business Combination Agreement”) with Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”) and Rover Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of HUB (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger (the “Reverse Recapitalization”). Upon consummation of the Reverse Recapitalization and the other transactions contemplated by the Business Combination Agreement (the “Transactions”) on February 28, 2023 (the “Closing Date”), RNER became a wholly owned subsidiary of HUB.

Prior to the Closing Date, in connection with the closing of the Transactions, the Company and its shareholders recapitalized the Company’s equity securities whereby each ordinary share of the Company was converted into 0.712434 ordinary shares of the Company (the “Share Split”). In addition, and as part of the Share Split, each outstanding option to purchase an ordinary share was converted into an option to purchase 0.712434 ordinary shares and the exercise price of such option was increased by dividing the exercise price by 0.712434. As a result of the Share Split, the ordinary shares, options to purchase ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these unaudited interim condensed consolidated financial statements as if the Share Split had been in effect as of the date of these unaudited interim condensed consolidated financial statements.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:- GENERAL (Cont.)

c.	Going Concern

The Company’s financial statements have been prepared on a basis that assumes that it will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2024-2025 business plan. However, the Company faces significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

As of June 30, 2024, the Company has incurred accumulated losses in the amount of $213,579 thousand, and had a negative working capital in the amount of $67,113 thousand. Also, for the six months ended June 30, 2024 the Company used $10,785 thousand in operating activities. The Company expects to continue to incur losses in 2024 and potentially thereafter as well. On June 30, 2024, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the unaudited interim condensed consolidated financial statements and the Company requires an immediate cash injection to fund its operations. Furthermore, there are several legal claims against the Company, for addition information refer note 7. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through interim financing facilities and other capital raising efforts. However, such efforts remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. Such adjustments could be material.

d.	Credit line to a related party

The Company has provided Blackswan Technologies, Inc (“BST”), a related party, an aggregated amount of $2,012 thousand under the BST Loan Agreement. for addition information refer note 6(4).

e.	Israel Securities Authority and the Israel Tax Authority – On September 17, 2024, the Israel Securities Authority and the Israel Tax Authority conducted a search of the Company’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To the Company’s best knowledge, the suspicions are related, among other things, to the subject matter of the previously reported internal investigation conducted by the special committee appointed by the Company’s board of directors in April 2023.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2:- BASIS OF PREPARATION

a.	The accompanying unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with (IAS) 34 — “Interim Financial Reporting”.

The unaudited Group’s interim condensed consolidated financial statements as of June 30, 2024 and for the six months then ended (these “interim financial statements”) should be read in conjunction with the audited consolidated financial statements of the Group as of December 31, 2023 and for the year then ended which have been prepared in accordance with IFRS.

b.	Significant accounting policy:

The significant accounting policies, presentation and methods of computation adopted in the preparation of these interim financial statements are consistent with those followed in the preparation of the Company’s consolidated audited financial statements for the year ended December 31, 2023.

c.	Basic and diluted net profit (loss) per share:

In computing diluted loss per share for the six months ended June 30, 2024, no account was taken of the potential dilution that could occur upon the exercise of employee and investors stock options, amounting to 372,110 and 15,544,371, respectively, since they had an anti-dilutive effect on loss per share.

d.	Initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively.

The Amendments did not have impact on the Company’s interim condensed consolidated financial statements, other than for the warrant liabilities which the Company classified as a current liability beginning on January 1, 2024 with a retrospective effect.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2:- BASIS OF PREPARATION (Cont.)

2.	Amendment to IFRS 16, “Leases”:

In September 2022, the IASB issued an amendment to IFRS 16, “Leases” (“the Amendment”), which provides guidance on how a seller-lessee should measure the lease liability arising in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The seller-lessee has to choose between two accounting policies for measuring the lease liability on the inception date of the lease. The accounting policy chosen must be applied consistently.

The Amendment is applicable for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Amendment is to be applied retrospectively.

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

3.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

e.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards in the period prior to their adoption:

1.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. The Company believes that the amendments are not expected to have a material impact on its consolidated financial statements.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2:- BASIS OF PREPARATION (Cont.)

2.	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss. IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.	Enhanced transparency of management-defined performance measures. IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Amendments apply for annual reporting periods beginning on or after January 1, 2027. Earlier adoption is permitted. The Company is still evaluating the effect of this amendment on its consolidated financial statements.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES

a.	Convertible loans

1.	On each of February 23, 2023, June 11, 2023 and July 7, 2023, the Company entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company(“Shayna”), in the amounts of NIS 10,000 thousand (approximately $2,800 thousand), NIS 5,000 thousand (approximately $1,400 thousand) and NIS 1,850 thousand (approximately $500 thousand) respectively (each a “Shayna Loan and, together, the “Shayna Loans”). The Shayna Loans will not bear interest unless the Company defaults in making certain payments under the Shayna Loans. In the event that the Company defaults on certain payments under the Shayna Loans, then Shayna Loans will bear interest at an annual rate of 8% until paid in full.

Following an amendment that the Company entered into with Shayna on August 17, 2023, the Shayna Loans will each be convertible at the option of Shayna at a conversion price equal to a $2.00 per ordinary share.

Under the first Shayna Loan Agreement, the Company agreed to issue to the Shayna warrants to purchase a number of ordinary shares, equal to an amount of shares converted by the Shayna (in the event that the Shayna elects to convert a portion of the first Shayna loan), at an exercise price equal to the conversion price determined pursuant to the first Shayna Loan Agreement, which is 35% lower than the average price of Company’s ordinary shares in the five trading days preceding a conversion notice . The warrants are exercisable for 36 months from the signing date of the first Shayna Loan Agreement. Under the second Shayna Loan Agreement, the exercise price was amended to be equal to the conversion rate under the second Shayna Loan Agreement, which is 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the signing date of the second Shayna Loan Agreement, whichever is lower. The expiration date was also amended to be 24 months from the date of issuance of such warrant. Under the third Shayna Loan Agreement, the exercise price was changed to be equal to the conversion rate under the third Shayna Loan Agreement, which is: 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding July 8, 2023, whichever is lower.

Pursuant to the Shayna Loan Agreements, the Company agreed to file a registration statement on Form F-1 (the “Registration Statement”) to register (i) the shares issuable upon conversion of the Shayna Loans; (ii) any warrants issuable under the Shayna Loan Agreements and (iii) the shares issuable upon exercisable of the warrants to be issued under the Shayna Loan Agreements, no later than 7 days following the filing our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The Company also agreed to make every effort and take all the necessary actions so that the aforementioned registration statement will be declared effective by the SEC as early as possible after its submission to the SEC and in order for it to remain effective until all shares held by Shayna are sold or freely tradable under Rule 144. The Company agreed to bear all the costs associated with such registration.

In addition, Shayna will not be allowed to convert the Shayna Loans, and we will not issue shares in respect of a conversion notice, if the conversion would require the approval of the Company’s shareholders in accordance with section 270(5) and section 274 of the Companies Law 5759–1999 (the “Companies Law”), and this conversion and allocation will be postponed to the earliest date given in accordance with section 270(5) and Article 274 of the Companies Law.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

If, at any point following the conversion of the Shayna Loans, Shayna were to own 7% or more of our issued and outstanding shares, Shayna will be entitled to require the Company- to register for resale all of the Company’s shares for resale by Shayna, as well as ordinary shares that may be issued upon the exercise of warrants, which Shayna will be entitled to as a result of the conversion of the Shayna Loans, on Form F-1 or Form F-3, as applicable, within 21 days after receiving a written notice from Shayna. Additionally, pursuant to the Shayna Loan Agreements, Shayna will be entitled to standard “piggyback registration rights” in any case that the Company submit a registration document to the SEC to register our shares for sale by the Company or any other party and will also be entitled to participate in any sale of shares under that registration statement.

In connection with the Shayna Loans, the Company agreed to pay commission totaling NIS 467 thousand (approximately $125 thousand) to an affiliate of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $96 thousand per month (plus value added tax) in 12 equal monthly payments, totaling $1,151 thousand for advisory services to be provided pursuant to the Shayna Loan Agreements. The Company also agreed to pay a commission equal to NIS 375 thousand (approximately $105 thousand) together with warrants to purchase the Company’s ordinary shares having a value equal to NIS 375 thousand upon the date of grant to A-Labs Finance and Advisory Ltd. (“A-Labs”).

Both loans were classified as short-term loans due to violation of the financial covenants in which the Company had to register the ordinary shares subject to the loan agreements within a period of 90 days of execution, however the Company failed to file such registration statements within such time periods.

In order to guarantee Shayna’s rights under the Shayna Loans and to receive the brokerage and consulting fees set forth above, each of Vizerion Ltd., A-Labs and Uzi Moskovich, the Company’s former chief executive officer, (together the “Pledgors”), agreed to pledge all shares and warrants of the Company held by them in favor of Shayna. If the Company fails to register the shares issuable upon conversion of the Shayna Loans within 90 days of the signing of the Shayna Loan Agreements, then Shayna may, at its sole option, foreclose on the shares, in proportion of the holdings of each of the Pledgors, in exchange for assigning Shayna’s rights under the Shayna Loan Agreement to the Pledgors for the allocation of shares in the same number that was exercised by Shayna, and all other rights of Shayna under the Shayna Loan Agreements will remain in effect. If the registration of the shares is completed and Shayna is paid in full for the consulting fee noted above, the pledges on the shares will be canceled.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

Pursuant to an agreement dated March 3, 2024 between Shayna and Akina Holding Limited (“Akina”), most of the rights of Shayna under the Shayna Loan Agreements were assigned to Akina. Thereafter, in March-May 2024, the Company made several amendments to the Shayna Loan Agreements involving Shayna and Akina, which are summarized below.

First Amendment – March 31, 2024

●	Conversion price: Shayna and Akina will be entitled to convert the loan amounts in their entirety, for up to a total of 5,129,375 ordinary shares (calculated under an agreed USD/NIS exchange rate of NIS 3.65 to $1.00, and at a conversion price of $0.9 per ordinary share), of which Akina will be entitled to receive 3,897,455 shares, and Shayna will be entitled to receive 1,231,920 shares.

●	Warrant coverage: total warrant coverage for the entire loan amounts, with the same number of shares and division between Akina and Shayna as detailed above, and an exercise price of $0.9 per ordinary share.

●	Limitation on Beneficial Ownership: standard clause limiting each of Shayna and Akina to 4.99%.

●	Condition to effectiveness: only when duly approved by the Board of Directors of the Company, at its sole discretion

Second Amendment – May 9, 2024

(i) conversion of a cash payment of $1,151 thousand payable for consulting fee under the Convertible Loan Agreements, to 1,278,666 ordinary shares of the Company (calculated under a conversion rate of $0.9 per ordinary share) and 1,278,666 warrants (with an exercise Price of $0.8 per ordinary share and an exercise period of up to 6 months); and (ii) approving the sale of Shyana rights under the Convertible Loan Agreements to receive certain converted shares and to exercise certain warrants from Shayna to the Lender.

2.	On May 4, 2023, the Company signed a Securities Purchase Agreement (“SPA”) to issue Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, “Lind”) to up to two (2) secured convertible promissory notes in three tranches (the “Notes” and each a “Note”) for proceeds up to $16,000 thousand and warrants to purchase the Company’s ordinary shares. The first tranche occurred on May 8, 2023 and consisted of the issuance and sale of a Note with a price of $6,000 thousand, a principal amount of $7,200 thousand and the issuance of warrants to 245,821 ordinary shares with an exercise price of $3.5 and a term of 5 years. The price for the initial Note consisted of two separate funding amounts.

On August 23,2023, As consideration for the amendments to the First Funding Amount, the Company agreed to amend the Note and increase the principal amount of the Note from $7,200 thousand to $9,600 thousand.

The initial funding of $4,500 thousand was received by the Company (less legal fees and a 3.5% commitment fee) and the funding of the remaining $1,500 thousand was received during September 2023 (the “First Closing”). The second tranche consisted of the issuance and sale to Lind of a Note for $10,000 thousand and a principal amount of $12,000 thousand, and the issuance of additional warrants to acquire ordinary shares on the same terms as the warrants issued to Lind described above. The second closing (the “Second Closing”) will occur sixty (60) days following the registration of the ordinary shares issuable upon conversion of the Note and the ordinary shares. The Second Closing is subject to certain conditions precedent as set forth in the SPA. As of today, the second closing has not yet occurred.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

3.

On February 26, 2023, the Company entered into two convertible notes agreements with Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Reverse Recapitalization (the “Vendor”). Pursuant to the convertible notes’ agreements, AGP and the Vendor purchased an aggregate principal amount of $5,219 thousand and $349 thousand of convertible notes, respectively. Each convertible note will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024, and will be optionally convertible for Company ordinary shares, at any time prior to the convertible notes being paid in full.

During the year ended December 31, 2023, the Company did not receive a conversion notice from the lender.

During the six months ended June 30, 2024, AGP converted an amount of $500 thousand into 670,170 ordinary shares.

In November and December 2023, the Company entered into Securities Purchase Agreements (the “2023 Accredited Investor SPAs”) providing for the sale by the Company to certain Accredited investors (the “2023 Accredited Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $2,700 thousand (the “2023 Accredited Investor Notes”), and warrants exercisable into one ordinary share for each ordinary share issuable to the 2023 Accredit Investors upon the conversion of the principal amount of the 2023 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “2023 Accredited Investor Warrants”).

The aggregate principal amount of the 2023 Accredited Investor Notes is convertible into the Company’s ordinary shares at a rate of the lower of (i) $2.50 and (ii) the product of 75% multiplied by the arithmetic average of the VWAP of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate will not be lower than $1.50. The 2023 Accreditor Investor Notes do not bear interest and are repayable on the three-month anniversary of their issuance, subject to earlier conversion by the 2023 Accreditor Investors. The 2023 Accreditor Investors have the right to convert the 2023 Accredited Investors Notes, in whole or in part, at any time following their issuance.

In January 2024, the Company raised an additional $400,000 as part of the 2023 round under the same terms.

As of December 31, 2023, certain 2023 Accredited Investors have converted the 2023 Accredited Investor Notes held thereby into the Company’s ordinary shares, pursuant to which conversions the Company issued 1,150,217 ordinary shares at a weighted average exercise price of $1.83. During the six months ended June 30, 2024, additional 2023 Accredited Investors converted an aggregated amount of $1,000 thousand into 666,668 ordinary shares.

Pursuant to the 2023 Accredited Investor SPAs, The Company issued 2023 Accredited Investor Warrants which are exercisable into 1,412,925 ordinary shares. The 2023 Accredited Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the 2023 Accredited Investor Warrants and have a weighted average exercise price of $2.43. The exercise of the 2023 Accredited Investor Warrants will be limited to the extent that, upon their exercise, a 2023 Accredited Investor and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s ordinary shares.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accredited Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accredited Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550 thousand (the “Second 2023-2024 Accredited Investor Notes”), and warrants exercisable into between 0.50 and one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accredited Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accredited Investor Warrants”). The aggregate principal amount of the Second 2023-2024 Accredited Investor Notes is convertible into the Company’s ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $1.50. The Second 2023-2024 Accredited Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accreditor Investors. The Second 2023-2024 Accredited Investors have the right to convert the Second 2023-2024 Accredited Investors Convertible Notes, in whole or in part, at any time following their issuance. Pursuant to the Second 2023-2024 Accredited Investor SPAs, the Company issued Second 2023-2024 Accredited Investor Warrants which are exercisable into 200,000 ordinary shares. The Second 2023-2024 Accredited Investor Warrants are exercisable until September 14, 2025 for an exercise price of $1.50. The exercise of the Second 2023-2024 Accredited Investor Warrants will be limited to the extent that, upon their exercise, a Second 2023-2024 Accredited Investor and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s ordinary shares.

The loans described above include conversion options. According to IAS 32, the conversion options are classified as financial liability, as the conversion rate does not comply with the fixed-to-fixed requirements since the conversion ratio to ordinary share is not fixed and depend on the share price of the Company.

The instrument as a whole constitutes a hybrid contract that include non-derivative host contract (“the loan”) and embedded derivative (the conversion option).

b.	Tomas Gottdiener

In March-June 2024, the Company sold to an accredited investor (the “March-June 2024 Investor”), in a series of unregistered private transactions, notes (the “March-June 2024 Notes”) with an aggregate principal amount of $10,000 thousand, and warrants (the “March-June 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-June 2024 Investor (the “March-June 2024 Purchase Agreement”). The Company’s acquisition of Qpoint was partially funded by proceeds the Company received pursuant to the March-June 2024 Purchase Agreement.

The loan amount under the March-June 2024 Notes is repayable by the Company on the earlier of (i) August 10, 2024 with respect to 40% of the loan amount and September 24, 2024 with respect to the remaining 60% of the loan amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000 thousand. The principal amount under the March-June 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000 thousand of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; and (b) with respect to $2,000 thousand of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date. As of the date of this report, the Company has not repaid any Principal Amount of the loan.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

If the March-June 2024 Notes are not repaid prior to the applicable maturity date, the March-June 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March-June 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-June 2024 Warrants issued under the March-June 2024 Purchase Agreement are exercisable as follows: (i) March-June 2024 Warrants exercisable into 4,444,444 ordinary shares are exercisable at an exercise price equal to $0.70 per share until March 12, 2027, (ii) March-June 2024 Warrants exercisable into 4,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until April 3, 2027, (iii) March-June 2024 Warrants exercisable into 1,000,000 ordinary shares are exercisable at an exercise price equal to $0.50 per share until June 26, 2027 and (iv) March-June 2024 Warrants exercisable into 2,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until June 26, 2027.

The conversion of the March-June 2024 Notes and the exercise of the March- June 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March-June 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

c.	Warrants Liabilities

In February 2023, at the effective time of the Reverse Recapitalization (the “Effective Time”), each unit of RNER (a “RNER Unit”) issued and outstanding immediately prior to the Effective Time automatically detached and the holder of each such RNER Unit became deemed to hold one share of RNER common stock (each a “RNER Share”) and one warrant of RNER entitling the holder to purchase three-fourths of one RNER Share per warrant at a price of $11.50 per whole share (exercisable only for whole shares) (each, a “RNER Warrant”).

In addition, each RNER Share issued and outstanding immediately prior to the Effective Time automatically converted into the right to receive 0.899 Company ordinary shares, and each RNER Warrant issued and outstanding immediately prior to the Effective Time converted into the right to receive 0.899 warrants of the Company (a “New Warrant”) subject to downward adjustment to the next whole number in case of fractions of warrants. A total of 1,604,383 New Warrants to purchase three-fourths of one ordinary share of the Company were issued to holders of the RNER warrants, of which 53,599 warrants are private warrants and the remaining 1,550,784 warrants are public warrants. As a result of this conversion the New Warrants’ and the reverse share split at a ratio of 1:10 that was effected in December 2023, the exercise price increased to $127.9 per whole share.

The warrants were classified as financial liability and measured at fair value as of the issuance date. After the initial recognition, at each period end date, the warrants measured at fair value and all changes in fair value are recognized through profit or loss.

Through June 30, 2024, no warrants were exercised into ordinary shares of the Company.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

d.	Fair Value measurements

The carrying amounts of cash and cash equivalents, restricted cash and bank deposits, trade receivables, other assets, inventories, short term loans, trade payables, other account payables and other long term loans approximate their fair values due to the short-term maturities of such instruments.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30, 2024
	Level 1	Level 3

Public warrants	$403	$-
Private warrants	-	8,961
Conversion component of convertible loans	-	1,372
Total	$403	$10,333

	December 31, 2023
	Level 1	Level 3

Public warrants	217	-
Private warrants	-	5,830
Conversion component of convertible loans	-	4,215
Total	217	10,045

The Company classifies its public warrants as Level 1 based on quoted market price in active markets.

The Company measures the fair value of private warrants by the Black-Scholes model, which are classified as Level 3.

As of June 30, 2024 and December 31, 2023, the Company did not have any instrument measures at fair value, which was classified as Level 2.

The Company measures the fair value of Conversion component of convertible loans and warrants by using a Black-Scholes and Monte Carlo simulation models. All of those components are classified, as Level 3, due to the use of unobservable inputs.

The key inputs into the Black-Scholes or Monte Carlo simulation models for the Conversion component of convertible loans were as follows:

Shyana- Loan Agreements -Black Scholes- option

Input

June 30, 2024
Risk- free interest rate	4.71%
Expected term (years)	2
Expected volatility	138.57%
Exercise price	$0.9
Underlying share price	$0.82

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

Lind- Conversion component

Input

June 30, 2024
Risk- free interest rate	5.33%
Expected term (years)	0.5
Expected volatility	126.03%
Underlying share price	$0.82

Lind-Black Scholes- option

Input

June 30, 2024
Risk- free interest rate	4.41%
Expected term (years)	4.15
Expected volatility	138.57%
Exercise price	$3.5
Underlying share price	$0.82

2023 Accreditor Investors- Conversion component

Input

June 30, 2024
Risk- free interest rate	4.52%
Expected term (years)	0.25
Expected volatility	138.57%
Underlying share price	$0.82

Gottdiener-Black Scholes- option

Input

June 30, 2024
Risk- free interest rate	4.52-4.58%
Expected term (years)	2.7-2.99
Expected volatility	138.57%
Exercise price	$0.5-1.2
Underlying share price	$0.82

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:- FINANCIAL LIABILITIES (Cont.)

The following table presents the changes in the fair value of liabilities:

	Public Warrants	Private Warrants	Conversion Component	Total

Fair value as of December 31, 2022	$-	$-	$-	$-
Warrants issued in related to the RNER transaction	2,639	71	-	2,710
Issuance of conversion component related to the convertible loans.	-	-	4,779	4,779
Issuance of warrants related to the convertible loans	-	3,781	-	3,781
Conversion of convertible loans into ordinary shares	-	-	(1,427)	(1,427)
Change in fair value	(2,466)	1,928	785	247
Adjustments arising from translating financial statements from functional currency to presentation currency	44	50	78	172
Fair value as of December 31, 2023	217	5,830	4,215	10,262
Issuance of conversion component related to the convertible loans.	-	-	187	187
Issuance of warrants related to the convertible loans	-	4,886	-	4,886
Exercise of warrants	-	(886)	-	(886)
Conversion of convertible loans into ordinary shares	-	-	(3,588)	(3,588)
Change in fair value	186	(597)	651	240
Adjustments arising from translating financial statements from functional currency to presentation currency	-	(272)	(93)	(365)
Fair value as of June 30, 2024	$403	$8,961	$1,372	$10,736

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:- EQUITY

1.	Accredited Investors

During January 2024, pursuant to Accredited Investor Notes as described in Note 3(a)(4) certain Accredited Investors converted an aggregated amount of $1,000 thousand into 666,668 ordinary shares.

2.	Lind

During 2024, pursuant to Lind SPA as described in Note 3(a)(2) Lind converted an aggregated amount of $3,595 thousand into 3,773,177 ordinary shares.

3.	AGP

During March and April 2024, pursuant to AGP Convertible Loan Agreement as described in Note 3(a)3 A.G.P converted an aggregated amount of $500 thousand into 670,170 ordinary shares.

4.	Shayna

During November and December 2023, pursuant to Shayna Convertible Loan Agreement as described in Note 3(a)(1) Akina converted an aggregated amount of $4,616 thousand into 5,129,375 ordinary shares.

5.	Finders Fee

a.	In April 2024, pursuant to a Finder Fee Agreement, the Company allocated an aggregated amount of 142,313 ordinary shares and expenses in the amount of $128 thousand were recorded under the G&A expenses.

b.	In April 2024, pursuant to a Finder Fee Agreement, the Company allocated an aggregated amount of 200,000 ordinary shares and expenses in the amount of $70 thousand were recorded under the G&A expenses.

6.	Investors Settlement Agreement

In order to settle various claims by the Company past investors, several allocations were made during 2023 to such past investors, Elyakim Shmuel Baruch Kislev – 69,028 ordinary shares were granted and expenses in the amount of $60 thousand were recorded under the G&A expenses.

7.	IR Services Agreements

During March and June 2024, pursuant to the Hybrid IR Services, the Company granted an aggregated amount of 945,454 ordinary shares and expenses in the amount of $707 thousand were recorded under the S&M expenses.

8.	Consulting Agreement

In June 2024, pursuant to a Consulting Agreement, the consultant was allocated an aggregated amount of 13,513 ordinary shares and expenses in the amount of $10 thousand were recorded under the G&A expenses.

9.	Accredited Investors

During 2023, pursuant to Accredited Investor Notes as described in Note 3(a)(b) certain Accredited Investors converted an aggregated amount of $1,300 thousand into 1,150,217 ordinary shares.

10.	Private warrants exercise During the six months ended June 30, 2024, 5,760,958 private warrants were exercised into 5,760,958 ordinary shares of the Company for total consideration of $5,057 thousand.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5:- DISCONTINUED OPERATION

In November 2021, the Company completed the acquisition of Comsec Ltd. and its subsidiaries. During 2023, one of the subsidiaries, Comsec Distribution Ltd. (“Comsec Distribution”) had financial, operational and commercials difficulties, cessation of sales starting July 2023, layoffs and departures of employees so that as of December 31, 2023 there were no employees in this activity.

As of December 31, 2023, there were no business activities in Comsec Distribution.

As of December 31, 2023 and based on the analysis performed by the Company’s management it has been determined that Comsec Distribution is considered as an abandoned business operation in accordance with IFRS 5, constitutes a component of the Company that represents a separate major line of business and therefore meets the criteria for classification as a discontinued operation.

Prior to the classification of Distribution as a discontinued operation, the recoverable amount of certain items of account receivables and inventory were estimated and an impairment loss in an amount of $431 thousand and $1,900 thousand, respectively were recognized in order to ascertain that the carrying amount of the account receivables and inventory is not higher than their recoverable amount.

Below are data of the operating results attributed to the discontinued operation:

	Six month ended June 30,
	2024	2023
	USD in thousands
Revenues from sales	$-	$5,704
Cost of sales	-	4,734
Gross profit	-	970
Sales and marketing expenses	-	250
General and administrative expenses	-	129
Operating income	-	591
Finance expenses, net	1,057	117

Income (loss) for the period	$(1,057)	$470

Below are data of the net cash flows provided by (used in) the discontinued operation:

	Six month ended June 30,
	2024	2023
	USD in thousands

Net cash provided by discontinued operating activities	$2,154	$2,025
Net cash used in discontinued investing activities	-	(1,413)
Net cash used in discontinued financing activities	(2,174)	(839)
Total net cash used in discontinued operation	$(20)	$(227)

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6:- SIGINIFICANT EVENTS OCCURRED DURING THE PERIOD

1.	Qpoint Acquisition

On April 3, 2024 the Company acquired for NIS 25,000 thousand in cash the shares of Qpoint. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000 thousand on the signing date; (ii) NIS 16,000 thousand on the closing date (which was April 8, 2024); (iii) an additional NIS 5,000 thousand no later than February 10, 2025 (of which NIS 2,500 thousand was already paid by June 5, 2024).

Following this acquisition the Company holds 100% of Qpoint. This acquisition is strategically aligned with the Company’s mission to establish a leading global secure data fabric ecosystem.

Qpoint, which was established in 2009, comprises five subsidiaries and provides solutions and consulting across various verticals, including innovative data management and security solutions.

2.	Dominion

A Schedule 13D was jointly filed by (i) Dominion Capital LLC, a Connecticut limited liability Company (“Dominion”), (ii) DC Rainier SPV LLC, a Delaware limited liability Company, (iii) Dominion Capital Holdings LLC, a Delaware limited liability Company, (iv) Mikhail Gurevich and (v) Gennadiy Gurevich (collectively, the “Reporting Persons”) with the SEC on March 18, 2024 (the “Schedule 13D Filing”) with respect to the Reporting Persons’ beneficial ownership of shares of Hub Cyber Security Ltd. (the “Company”). In the Schedule 13D Filing, the Reporting Persons made several inaccurate statements regarding the Company. Notably, they alleged that on February 14, 2024, Dominion commenced insolvency proceedings against the Company under Israeli law. Contrary to this claim, the Company has not received any related motion at the time. The Company has filed a counterclaim against Dominion in the commercial litigation proceedings between the parties in the United States referenced in the Schedule 13D Filing. The Company maintains the right to hold the Reporting Persons accountable for their malicious and detrimental actions aimed at harming the Company.

The claim by Dominion to initiate insolvency proceedings was actually filed by Dominion in Israel on April 9, 2024.

3.	Debt Arrangement with Comsec Creditors and a vendor Settlement

The Comsec Group’s total liabilities sum up to NIS 55,000 thousand, but this amount is divided between different groups of creditors with different priorities, and includes provisions for employee’s vacation days, social benefits, liabilities for other subsidiaries and debts that their settlement is already happening. The Company assesses that it can pay 30% out of the total outstanding debt ( i.e. “Hair cut” of 70%) over a period of 3 years, on a quarterly basis and negotiations for a settlement agreement with the creditors are currently in an advanced phase.

Comsec Group and the Company have reached a settlement agreement with a vendor, which is one of the creditors, and whose debt is also covered by a guarantee by the Company.

According to the settlement agreement, a vendor will receive an amount of NIS 13,656 thousand according to the following payment schedule:

(i)	NIS 5,000 thousand until April 7, 2024

(ii)	NIS 4,328 thousand until May 15, 2024

(iii)	NIS 4,328 thousand until July 15, 2024

As the Company was guarantor to the debt to a vendor, the Company has paid the first two payments, and is expected to pay the third one as well. For further information refer also to Note10 (g).

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6:- SIGINIFICANT EVENTS OCCURRED DURING THE PERIOD (Cont.)

4.	Credit Line to Blackswan

The Company entered into a Loan and Security Agreement with BST, with an effective date of December 4, 2023 (the “BST Loan Agreement”). Under the BST Loan Agreement, upon the request of BST, the Company may make, at its sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000 thousand.

The principal amounts the Company lends to BST under the BST Loan Agreement accrue interest at a fixed rate per annum equal to fifteen percent (15%) and are repayable on January 1, 2025, provided that BST has the right to prepay the any outstanding loan amounts upon at least two days prior notice. Upon the occurrence of certain customary events of default, any outstanding loan amounts are immediately repayable and overdue obligation will carry interest at a fixed rate per annum equal to eighteen percent (18%).

Through June 30, 2024, the Company has provided to BST an aggregated amount of $2,012 thousand under the BST Loan Agreement, of which $1,023 thousand was provided until December 31, 2023 and $989 was provided until June 30, 2024, while $417 thousand were recorded as selling and marketing expenses. As of June 30, 2024, $1,595 presented as part of long-term receivables. In addition, $572 thousand was provided after the balance sheet date.

NOTE 7:- COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES

The Company is and may be subject to various legal proceedings, contingencies and claims that arise in the course of business, including some claims from current or former employees, as well as governmental and other regulatory investigations and proceedings. If determined adversely to the Company, then such claims could cause the Company to be subject to fines, penalties, and other contingencies.

There is no pending litigation or proceeding against any of HUB Security’s office holders as to which indemnification is currently being sought, and, except as described below, HUB Security is not aware of any pending or threatened litigation, the outcome of which, the Company believes, if determined adversely to the Company, would individually or taken together have a material adverse effect on its business, operating results, cash flows or financial condition or may result in claims for indemnification by any office holder. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The below is a brief summary of the litigation and other proceedings the Company is currently facing:

1.	Insurance reimbursement claim–- During May 2018, a company named Rotem filed to the District Court in Tel Aviv an Insurance reimbursement claim against approximately 16 defendants, with HUB Security being among them, with respect to damages caused by a fire in the plaintiff’s factory. The Company believes that its liability with regards to this claim seems remote and possesses insurance coverage to cover any liabilities that may arise from this case, based on legal counsel assessment a provision was not recorded.

2.	Contract Tender Litigation – On March 29, 2022, two plaintiffs petitioned the District Court in Tel Aviv for certification of a class of plaintiffs in a class action suit against the Company and seven individuals serving as its officers and directors as of such date. The request for certification is based on a delay in HUB’s making a public announcement of the cancellation of a contract tender whose award to HUB had been previously announced. The canceled contract represented revenue to HUB of NIS 800 thousand (approximately $250 thousand) per year, and HUB’s previous announcement stated that the contract tender would have a material effect on its 2022 financial results. HUB was notified of the cancellation of the award of the tender on the afternoon of Wednesday, March 23, 2022, which was the same day that HUB announced its execution of the Business Combination Agreement. HUB reported the cancellation of the award on Sunday, March 27, 2022. The applicable rules of the Tel Aviv Stock Exchange (TASE) and the Israel Securities Authority, require announcements of this kind to be made not later than the trading day following a company’s receipt of the relevant information. Friday is not a trading day on the TASE, so HUB’s report can be said to have been made one day late. The price of HUB’s ordinary shares on the TASE fell by approximately 35% on March 27, 2022.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:- COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

The plaintiff’s request to the court cites total damages at NIS 229,000 thousand (approximately $70,000 thousand). On October 20, 2022, the amount claimed was reduced from NIS 229,440 thousand to NIS 5,440 thousand (approximately $1,480 thousand).

On January 30, 2023, the amount requested was increased to NIS 64,000 thousand. On February 2, 2023, a partial judgment was issued in which the motion to withdraw against the directors was approved, leaving the motion pending against the Company and its former Chief Executive Officer only. The answer to the amended approval request was submitted by September 3, 2023, and the response by the plaintiffs was submitted on October 22, 2023.

Though the Company believes that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find the Company liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A court’s finding of significant liability against us could negatively affect our share price and have a material effect on our business and financial condition. The hearings were conducted on May 22-23, 2024, and at the court’s suggestions a mediator was appointed on June 16, 2024 in order to attempt to reach a settlement between the parties. Two mediation meetings were conducted separately with each party on July 7, 2024 and on July 9, 2024. On August 7, 2024 the appointed mediator announced that the mediation attempt did not yield a settlement. On September 3, 2024 the parties notified the court the mediation attempt has failed. On October 1, 2024 the plaintiffs filed their summaries with the defenders scheduled to file their summaries by December 9, 2024- A provision was recorded in the financial statements at the amount of $300 thousand based on legal counsel assessment.

3.

PIPE Financing Litigation – On March 6, 2023, Mr. Maj’haj Avner (the “Applicant”) filed a class action certification motion (the “Motion to Certify”) against the Company and eight additional respondents in the District Court in Tel Aviv, alleging that the Company’s public announcement that it received irrevocable investment commitments as part of the PIPE Financing was false. The Applicant seeks to represent anyone who purchased the Company’s ordinary shares after the announcement of the Business Combination in March 2022 until the end of February 23, 2023, which was the last trading day of the Company’s ordinary shares on the TASE. The Applicant claims personal damages in the amount of NIS 50,752, while the claim for the alleged damage for the members of the affected group was valued at a total of more than NIS 2,500 thousand. The Motion to Certify also asserts that the Company’s alleged actions demonstrate a violation of the duties of care and trust imposed on the officers and the directors of the Company by the Companies Law, a violation of disclosure obligations under the Israeli Securities Law, and a violation of other statutory duties. On January 30, 2024, eight respondents filed a motion to dismiss outright the Motion to Certify (the “Motion to Dismiss”) as well as a Motion to extend the deadline for filing the Company’s response to the Motion to Certify. The court ultimately rejected the Motion to Dismiss at a hearing on March 24, 2024. On June 2, 2024, eight respondents filed their response to the Motion to Certify in which they requested that the confidentiality of certain items of its response be maintained, which request was subsequently granted by the court. On July 2, 2024, the Applicant responded to the response filed by the eight respondents and on July 9, 2024, sent the eight respondents a demand for disclosure of documents (the “Disclosure Request”). At a hearing held on July 10, 2024, the court recommended that three respondents be removed from the Motion to Certify and the Applicant waive all cause of action that do not relate to the Securities Law which recommendations the Applicant subsequently adopted. At the same hearing, the court ordered five of the respondents to respond to the Disclosure Request by August 11, 2024 and that if the Applicant does not receive a satisfactory response to the Disclosure Request by such date, the Applicant should submit to the court a motion for discovery of documents by September 1, 2024, to which the respondents would be required to respond by September 30, 2024. The Company was also instructed to inform the court by September 23, 2024, if it still stands by its motion regarding confidentiality. A preliminary hearing was held on November 4, 2024. The next hearing was not yet scheduled.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:- COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

4.	Oppenheimer Suit - On June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12,000 thousand (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021. This case is in discovery phase of litigation. The Company is in discussions with Oppenheimer regarding settlement of this case, based on legal counsel assessment a provision was not recorded.

5.	Dominion Capital Suit - In December 2023, Dominion Capital LLC, a sponsor of the SPAC, Mount Rainier Acquisition Corp., sued the Company in a New York State Court alleging that the Company failed to repay $2,500 thousand that the sponsor allegedly disbursed to the Company pursuant to a promissory note. The sponsor asserts that it is entitled to damages in the amount of the loan principal plus interest and attorneys’ fees. The Company is defending itself vigorously. In the same action, the Company countersued the sponsor alleging various misconduct aimed at harming the Company. The sponsor moved to dismiss the Company’s counterclaim on the grounds that the Company has failed to state a claim against it. The Court granted the sponsor’s motion to dismiss. The Company filed on September 4, 2024 a preliminary notice to the court regarding its intent to appeal, and may file the appeal until March 4, 2025. Dominion filed a motion for summary judgment in the claim on October 4, 2024. The Parties are currently in negotiations to settle the claim, based on legal counsel assessment a provision was not recorded.

6.	Dominion Insolvency Petition – On April 10, 2024, Dominion Capital LLC, based upon the lawsuit filed in New York, submitted to the Tel Aviv District Court a petition to declare the Company insolvent. A response by the Company objecting to the petition was filed by the Company on May 26, 2024, and a response to the response was filed by Dominion on June 13, 2024. The preliminary hearing is set for October 14, 2024. On August 26, 2024 Dominion filed a motion for temporary relief, and On September 5, 2024 the court ruled that a response to the motion would be filed by the Company by September 9, 2024 and scheduled a hearing to discuss the motion on September 30, 2024. The court further ruled that the Parties would try to reach a mutual understanding and would notified the court of the results of such an attempt by September 24, 2024. The parties notified the court that negotiations are still in progress, and the court ruled on September 29, 2024 that the parties would notify the court of possible dates for the next court hearings. The Parties are currently in negotiations to settle the claim, based on legal counsel assessment a provision was not recorded.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:- COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

7.	All Ways Gateport Ltd - On November 6, 2023, All Ways Gateport Ltd. submitted to the Tel Aviv District Court a petition to declare the Comsec Distribution Ltd. (a subsidiary of the Company) insolvent due to unpaid debt of $72 thousand. As the claim was included in the Comsec debt Settlement, the claim was dismissed by the mutual consent of the Parties on October 27, 2024.

8.	Tufin Software Technologies Ltd – A similar petition was submitted on December 14, 2023, by Tufin Software Technologies Ltd against Comsec Ltd, (a subsidiary of the Company) and against the Company claiming an unpaid debt of $505 thousand. on September 4, 2024 Tufin filed a motion to receive a judgement due to the fact that the respondents did not submit their defense in the claim. As Tufin is part of the Creditors of Comec, and is included in the Comsec Settlement arrangement, the case is expected to be settled.

9.	The Phoenix Insurance Company Ltd – On October 27, 2024 a claim was filed against Comsec Ltd. for missing social benefits payment to Comsec employees insured by the Phoenix Insurance Company Ltd, in the amount of $39 thousand. The Company paid all outstanding amounts under the claim and accordingly the claim is expected to be dismissed.

10.	Class Action Suit

HUB Cyber Security Ltd. 1:23-cv-05764 (S.D.N.Y.): This case consolidates into one securities class action the complaints filed in the cases styled Efrat Investments LLC et al. v. Hub Cyber Security Ltd., and Green v. Hub Cyber Security Ltd. f/k/a Hub Cyber Security (Israel) Ltd., et al. This action names the Company and current and former officers and directors of the Company (including Eyal Moshe, Hugo Goldman, Uzi Moscovich, Zeev Zell, Moshe Raines, Manish Agarwal, and Moti Franko, “Individual Defendants”) as defendants (collectively, “Class Action Defendants”). Certain shareholders—individuals and entities that purchased or otherwise acquired Company securities pursuant to and/or traceable to the offering materials issued in connection with the Transaction—have alleged that the Class Action Defendants made material misstatements and omissions in the offering materials issued in connection with the Transaction. The shareholders have alleged that the offering materials incorrectly stated that Hub Cyber Security (Israel) Ltd. had secured a committed financing arrangement, contained material misstatements and omissions concerning the Company’s internal controls and misuse of Company funds, and contained materially misleading information concerning the Company’s product. The shareholders seek damages from the Class Action Defendants and/or tender their shares to Class Action Defendants for recovery of the consideration paid therefor. The Company is defending itself vigorously, and has moved to dismiss the action on the grounds that the shareholders lack standing to sue and have failed to state a claim against the Company, based on legal counsel assessment a provision was not recorded.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:- COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

11.	Employee Claims - Two of the Company’s former US employees filed claims in the cumulative amount of approximately $350,000 in the aggregate related to lost wages, amounts due pursuant to employment agreements and unlawful termination. The claims have since been settled.

Additionally, a few former Israeli employees filed a claim in the Tel Aviv Labor Court:

(a)	A former employee filed a claim against Comsec Ltd. (a subsidiary of the Company) in the amount of NIS 846,716 alleging unlawful termination and entitlement to various employment rights, including, but not limited to, unlawful termination compensation, severance pay, advanced notice compensation, and bonuses according to the employment agreement. On December 26, 2023, Comsec submitted its statement of defense, denied, and rejected the plaintiff’s claims and demands. A preliminary hearing occurred on March 13, 2024. The plaintiff filed an affidavit with the court on May 27, 2024. A provision was recorded at amount of 112 thousand, based on the signed settlement between the Company and the plaintiff a provision was recorded.

(b)	An additional former Israeli employee filed a claim in the Tel Aviv Labor Court against the Company in the amount of NIS 271,593. The plaintiff alleges that this amount is owed to him due to violation of the employment agreement signed with him. The plaintiff claims a signing bonus that he claims was not paid to him, an unconditional quarterly bonus including social benefits for him, and the registration of 20,000 RSUs in his name, compensation for bad faith and misrepresentation. A preliminary hearing is set for February 2, 2025. A settlement between the Company and the plaintiff was signed at an amount of $34 thousand on November 7, 2024 and a provision at the same amount was recorded in the financial statements for the respective period based on legal counsel assessment.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:- COMMITMENTS, GUARANTEES, CHARGES AND CONTINGENT LIABILITIES (Cont.)

Following the finding of the Special Committee, the Company has also filed a claim against two former employees:

(a)	On June 1, 2023, the Company filed a claim against its former Chief of Staff and VP HR and wife of the Company’s former CEO, in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On January 2024 a preliminary hearing was held during which, the parties agreed that a consent judgment would be given stating that the amounts accumulated in the former employee’s name in the provident funds will not be released to either of the parties or to any third party until a final judgment is rendered in the Company’s claim against the former employee. A judgment was issued in accordance with the parties’ agreements as stated. On February 26, 2024, the Company filed a new claim against the former employee for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On June 26, 2024, the former employee filed her statement of defense. On July 21, 2024, the former employee filed a counterclaim in the amount of NIS 1,268,481. The former employee alleges that this amount is owed to her due to an unlawful termination process carried out against her, which was accompanied by rude behavior, disrespect, and humiliation. In all, the former employee demands the following payments and compensation from the Company: (i) release of severance pay funds accumulated in her favor, (ii) completion of severance pay in the amount of NIS 30,008, (iii) compensation for delayed severance pay, (iv) six months’ advance notice pay amounting to NIS 460,590, (v) compensation for gender discrimination and damage to reputation and good name in the amount of six salaries amounting to NIS 460,590, (vi) compensation for dismissal in bad faith, arbitrarily and without a hearing, and workplace bullying in the amount of NIS 230,295, (vii) an annual bonus of NIS 76,765, and (viii) reimbursement of expenses for a business trip abroad on behalf of Hub amounting to at least NIS 10,233. The Company filed its Statement of Defense. A preliminary hearing is expected to be held on February 23, 2025.

(b)	On November 11, 2023, the Company filed a claim against its former CEO in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On February 18, 2024, the former employee filed his statement of defense. On June 4, 2024, the Company submitted a request to the court to consolidate the Company’s claim against its former CEO and claim against his wife, the Company’s former Chief of Staff and VP HR described above. Both former employees submitted their response to such request and on June 26, 2024, the court decided that both claims will be handled by a panel of the court but it did not yet decide whether to consolidate the claims. On August 4, 2024, Hub submitted a request to complete the discovery and inspection proceedings by October 15, 2024.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8:- BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

a.	Balances with interested and related parties:

June 30, 2024

	Directors	Key management personnel
	USD in thousands

Other accounts payable	499	$18
Loan	63	$-

December 31, 2023

	Directors	Key management personnel
	USD in thousands

Other accounts payable	200	18
Loan	66	-

In addition, as described in note 6(4), the Company provided a credit line to blackswan, a company that one of it’s board members is the Company’s Chief Executive Officer.

b.	Salaries and benefits to interested and related parties:

	Six months ended June 30,	Year ended December 31,
	2024	2023
	USD in thousands
Cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses, net:
Salary and related benefits to CEO and director employed by the Company (controlling shareholder) including cost of share-based payment (1)	338	132
Fees of directors not employed by the Company including cost of share-based payment (4)	345	566
Salary and related benefits to formerly Deputy CEO including cost of share-based payment (2)	402	811
Salary and related benefits to the former VP Human Resources including cost of share-based payment (3)	-	28
	1,085	1,537

(1)	Relates to the cost of employment of Mr. Noah Hershcoviz, director of the Company as of October 3, 2023 and CEO of the Company as of December 4, 2023.

(2)	Relates to the cost of employment of Mr. Uzi Moskowitz director and former CEO in the Company, who no longer serves as the CEO of Company since December 4, 2023. and Eyal Moshe former director and former CEO of the Company who is also controlling shareholder in the Company, excluding any misappropriated expenses. Mr. Moshe ceased his role as CEO on February 2, 2023, and his employment was terminated effective July 24, 2023 for cause in connection with these unauthorized expenses.

(3)	Relates to the cost of employment of Ms. Ayelet Bitan, Chief of Staff in the Company and the spouse of Mr. Eyal Moshe, a controlling shareholder in the Company, excluding any allegedly misappropriated expenses Ms. Bitan resigned in February 2023.

(4)	Other interested and related parties.

Mr. Hershcoviz holds 9.99% of one of the Company service providers, A-Labs. Therefore, any decision regarding A-Labs transactions will require special approval as a related party transaction.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9:- SEGMENTS

a.	Business segments – chief reporting:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units and has operating segments as follows.

1.	Product and Technology Segment – the Company develops and markets integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment. The Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

2.	Professional Services Segment – the Company offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services. These segments share a unified product development, operations, and administrative resources.

Revenues and part of the expenses are allocated directly to business segments whereas joint expenses are not allocated to segments. The assets and liabilities that are not allocated consist of joint operational assets and liabilities that are shared by the various operating segments. The Company deems it is impractical to separate them. Segment asset and liability performances and segment income (loss) are estimated based on the operating income (loss) presented in the financial statements.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9:- SEGMENTS (Cont.)

Below is data relating to business segments:

	Six months ended June 30, 2024
	Professional services	Products and technology	Unallocated	Total
	USD in thousands

Revenues from external customers	$15,258	$450	$-	$15,708

Total revenues	15,258	450	-	15,708

Segment results (operating loss)	$(9,905)	$(5,126)	$-	$(15,031)

Finance expenses, net				(10,045)

Loss before taxes on income				$(25,076)

	Six months ended June 30, 2023
	Professional services	Products and technology	Unallocated*	Total
	USD in thousands

Revenues from external customers	$24,438	$570	$-	$25,008

Total revenues	24,438	570	-	25,008

Segment results (operating loss)	$(31,762)	$(13,917)	$(13,880)	$(59,559)

Finance expenses, net				5,312

Loss before taxes on income				$(64,871)

*	Expenses related to RNER merger transaction and ELOC.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9:- SEGMENTS (Cont.)

b.	Geographical segments:

Below is revenue by country, based on customer location, geographical segments were not analyzed due to immateriality (most of the Company revenues and the carrying amounts of non-current assets are in the Company’s country of domicile (Israel)):

Six months ended June 30, 2024

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	$14,373	$531	$711	$93	$15,708

Six months ended June 30, 2023

	Israel	America	Europe	Asia Pacific	Total
	USD in thousands

Revenues	$22,923	$265	$1,599	$221	$25,008

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10:- SUBSEQUENT EVENTS

a.	On August 18, 2024, the Company entered into Securities Purchase Agreements (the “August 2024 Purchase Agreements”) with multiple private investors to raise gross proceeds of approximately $3,300 thousand in exchange for the issuance of convertible notes (the “August 2024 Notes”) with an aggregate principal amount of approximately $4,000 thousand and warrants to acquire an aggregate of approximately 4,700 thousand ordinary shares of the Company. The August 2024 Notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price equal to the lower of $0.70 and the price per share at which the Company sells ordinary shares to a third party, but in no event less than $0.50.

The August 2024 Warrants are exercisable for a period of three years at an exercise price of $1.00 per share. In the event that the conversion price of the August 2024 Notes is reduced, the exercise price of the August 2024 Warrants will be reduced proportionately.

The placement agent for this transaction is entitled to receive a fee of approximately $233 thousand in cash and a warrant to purchase 1,108,332 ordinary shares of the Company on terms substantially similar to the terms of the August 2024 Warrants (the “Placement Agent Warrant”). The Company intends to enter into a consulting agreement with the placement agent for an initial period of three months, during which the placement agent will be paid a fee of $15 thousand per month.

The exercise of the August 2024 Notes and the exercise of the August 2024 Warrants and the Placement Agent Warrant will be limited to the extent that, upon conversion or exercise, the holder and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s outstanding ordinary shares. The Company has undertaken to register the resale of the ordinary shares underlying the August 2024 Notes and August 2024 Warrants on a registration statement with the SEC.

b.	On August 22, 2024, the Company announced it has entered into a written collaboration agreement with BST, formalizing the terms of the collaboration between the parties (the “BST Collaboration Agreement”).

The BST Collaboration Agreement, which is effective retroactively as of November 1, 2023 and pursuant to the terms thereof, BST agreed to conduct activities directed by the Company to integrate BST technology with the Company’s technology. In addition, the Company agreed to provide advisory services to BST in connection with BST’s performance under specified commercial agreements. Pursuant to the BST Collaboration Agreement, the Company receives all rights to any deliverables created under the BST Collaboration Agreement and an irrevocable, perpetual license to any BST background intellectual property created or developed before or after the effective date of the BST Collaboration Agreement. The BST Collaboration Agreement further grants the Company with the exclusive right available until August 22, 2025 to elect to acquire all of the outstanding share capital of BST or assets of BST to be selected by the Company, in consideration for the Company’s ordinary shares representing up to thirty percent (30%) of the Company’s outstanding share capital immediately following the closing of the acquisition on a fully-diluted basis, subject to adjustment and further terms and conditions to be set forth in a definitive agreement. While there is no certainty as to the duration of the BST Collaboration Agreement or any other transaction between the parties, the Company ultimately hopes to leverage the success of the collaboration under the BST Collaboration Agreement into an acquisition of BST, subject to the completion of due diligence and negotiation of a definitive agreement.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10:- SUBSEQUENT EVENTS (Cont.)

c.	On July 16, 2024, the Company was notified by the Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company was no longer in compliance with Nasdaq Listing Rule 5450(a)(1), because for the preceding 30 consecutive business days preceding the date of the notification, the bid price per share of the Company’s ordinary shares had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with an initial 180-calendar day period, ending on January 13, 2025, (the “Initial Compliance Period”) to regain compliance with the Minimum Bid Price Requirement. If at any time during the Initial Compliance Period, the closing bid price per share of the ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, it is expected that Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. The Notice has no immediate effect on the listing of the Company’s ordinary shares, which continue to trade on Nasdaq under the symbol “HUBC”.

d.	On August 23, 2024, the Company was notified by the Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is no longer in compliance with Nasdaq Listing Rule 5450(b)(3) (the “Total Assets and Total Revenue Requirement”) because the Company’s total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50,000 thousand threshold for continued listing on The Nasdaq Global Market.

The Staff’s notice has no immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “HUBC.”

In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company has 45 calendar days, or until October 7, 2024, to submit a plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”). If the Staff accepts the Company’s Compliance Plan, the Staff can grant the Company an extension of up to 180 days from the date of the Staff’s notice, or until February 19, 2025, to regain compliance. If the Compliance Plan is not accepted, the Staff will provide written notice that the Company’s ordinary shares are subject to delisting. At that time, the Company may request a hearing before the Nasdaq Hearings Panel, which request would stay any further action by the Staff at least until the hearing process concludes.

The Company is considering available options to regain compliance with the continued listing standards.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10:- SUBSEQUENT EVENTS (Cont.)

e.

On August 18, 2024, the Company, multiple non-U.S. investors introduced by the placement agent Claymore Capital PTY Ltd. (the “Claymore Investors”) entered into Securities Purchase Agreements, Notes and Warrants (the “Claymore Transaction”), according to which the Claymore Investors provided the Company with an amount of $3,325 thousand (the “Investment Amount”). The Notes accrue no interest and are payable on August 18, 2026.

The Face Value of (Loan Amount) of the Convertible Notes are 21% higher than the Investment Amount. Starting on August 18, 2024, the Claymore Investors will be entitled to convert any portion or the entirety of the outstanding Loan Amount into Ordinary Shares of the Company. The Conversion Price shall be the lower of (i) $0.70 and (ii) the price paid (or the deemed/effective price paid or payable) by an investor in any capital raising or financing transaction following the execution date of the Claymore Transaction pursuant to which the Company (whether through one agreement or a series of agreements) raises additional funding through the issue of any securities or any derivative form, including the issue additional capital stock or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company, but not including any issuances pursuant to acquisitions, joint ventures, license arrangements, leasing arrangements and similar transaction arrangements or issuances made pursuant to an equity incentive plan of the Company; provided, however, that in no event shall the Conversion Price be lower than $0.50.

f.	Claymore Capital PTY Ltd.

On November 8, 2024, Claymore Investors agreed to extend a loan to the Company in the amount of $500,000. The loan accrues interest at the rate of 10% of the principal amount. The loan is repayable upon the closing of the Company’s next financing. If the loan is not repaid by December 17, 2024, the interest rate will increase by 5% of the principal amount each week until it is repaid.

On November 22, 2022, the Company and Claymore Investors agreed to a follow-on investment in the amount of $250,000 for a convertible note and warrant on the same terms and conditions as the Claymore Transaction. Specifically, the investor will receive a two-year note with a face amount of $302,500 (due to original issue discount), which bears no interest and is convertible into Ordinary Shares at a price of 0.70, subject to adjustments, as well as a warrant to purchase 175,000 Ordinary Shares at $1.00 per share, subject to adjustments, for a period of three years.

g.	The Comsec Group total liabilities sum up to NIS 55,000 thousand, but this amount is divided between different groups of creditors with different priorities, and includes provisions for employee’s vacation days, social benefits, liabilities for other subsidiaries and debts that their settlement is already happening. The Company assesses that it can pay 30% out of the total outstanding debt ( i.e. “Hair cut” of 70%) over a period of 3 years, on a quarterly basis and negotiations for a settlement agreement with the creditors are currently in an advanced phase. Comsec and the Company have reached a settlement agreement with a vendor, which is one of the creditors of Comsec, and whose debt is also covered by a guarantee by the Company.

According to the settlement agreement, the vendor was entitled to receive an amount of NIS 13,656 thousand according to the following payment schedule:

(i)	NIS 5,000 thousand until April 7, 2024

(ii)	NIS 4,328 thousand until May 15, 2024

(iii)	NIS 4,328 thousand until July 15, 2024

As the Company was guarantor to the debt to a vendor, the Company has paid the first two payments, but did not execute the third payment on time. As a result, starting from October 2024, the vendor has petitioned the court and received warrants for the foreclose of funds of the Company and of Comsec, held by third parties and at the bank accounts of the Company and of Comsec. As of the date of this report, an amount NIS 1,338 thousand was obtained by the vendor by the approved petition.

HUB CYBER SECURITY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10:- SUBSEQUENT EVENTS (Cont.)

h.	AGP Settlement

The Company has entered into a settlement with AGP with respect to the convertible note of the Company issued to AGP on February 28, 2023 (the “Original Note”). The Original Note has a principal amount of $5,219 thousand and provides for interest at the rate of 6% per year and default interest at the rate of $18% per year.

The Original Note provided for amortization payments commencing on June 1, 2023, with final maturity on March 1, 2024. The obligations under the Original Note are recorded in the Company’s balance sheet as of June 30, 2024 at $5,700 thousands. The Company and AGP have entered into an amended and restated note dated as of November 22, 2024 (the “Amended Note”), which contemplates the AGP will convert $250,000 of the principal amount in each of seven 30-day periods, up to an aggregate amount of $1.8 million (but the first conversion can be $320,000 and final conversion $230,000). Upon each conversion, one-seventh of the excess debt above $1.8 million will be cancelled. Upon conversion of the full $1.8 million, the Amended Note will be extinguished. If $1.8 million is not converted by May 30, 2025, the terms of the Original Note will again apply, unless otherwise agreed by the parties. The Amended Note contains a conversion price equal to 93% of the prevailing market price, subject to a $0.40 floor. However, the floor price may be adjusted downward after three months if the market price falls below the floor price.

i.	The Company has entered into another agreement with Mr. Tomas Gottdiener (the “Investor”), dated as of November 5, 2024, for the sale in an unregistered private transaction, of a note (the “Note”) with an aggregate principal amount of $1,000,000 and a warrant (the “Warrant”).

The Note is repayable by the Company on November 29, 2024. The principal amount under the Note carries a variable interest rate based on the date of repayment as follows: (i) for the principal amount repaid on or prior to November 29, 2024, 8.5% of the principal amount of the Note, and (ii) for the principal amount repaid following November 29, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following November 29, 2024 and ending on the repayment date. As of the date of this report, the Company has not repaid any Principal Amount of the loan.

If the Note is not repaid prior to November 29, 2024, the Investor may convert any portion of the outstanding principal amount into Ordinary Shares of the Company at a rate equal to the arithmetic average of the closing price of the Ordinary Shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The Note is secured pari passu by a first-priority pledge on the shares of the Qpoint group, which pledge also secures the loan amount under previously issued notes to the Investor.

The Warrant is exercisable into 1,500,000 Ordinary Shares at a of $0.55 per share, until November 5, 2027.

The conversion of the Note and the exercise of the Warrant will be limited to the extent that, upon the conversion or exercise, the Investor and his affiliates would in aggregate beneficially own more than 4.99% of the Ordinary Shares.